FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 November 2011

HSBC AMENDS SETTLEMENT OF US CLASS ACTION
RELATING TO THEMA UCITS FUND

In the class action pending in New York against various HSBC companies and numerous other defendants on behalf of investors in the Thema International Fund PLC ("Thema"), an Irish incorporated and authorised UCITS fund whose assets were invested with Bernard L Madoff Securities LLC ("Madoff Securities"), the HSBC Defendants1 ("HSBC") have entered into an amended agreement to settle the claims against them which supersedes the original agreement announced by HSBC in a press release dated 7 June 2011.

The amended agreement addresses certain issues identified by the New York federal court overseeing the case, which denied preliminary approval of the original agreement in September 2011. The amended settlement agreement is subject to various conditions, including the court's certification of a settlement class of investors worldwide, resolution of any objections that may be filed, and approval of the settlement as fair and reasonable. Under the amended settlement agreement, HSBC will pay from US$52.5 million up to a maximum (unchanged from the original settlement agreement) of US$62.5 million, depending on the number of Thema shareholders who choose to exclude themselves from the settlement.

Copies of the settlement-related documents (including, but not limited to, the second amended stipulation and agreement of partial settlement, proposed plan of allocation and proposed notice to class members) will be delivered today to the United States District Court for the Southern District of New York, 500 Pearl Street, New York, N.Y. 10007-1312 (www.nysd.uscourts.gov), in the case In re Herald, Primeo and Thema Funds Securities Litigation, No. 09 Civ. 289 (RMB).

The settlement related documents can be viewed at www.hsbc.com.

Media enquiries to:

Jezz Farr	+44 (0) 20 7991 3124	jezz.farr@hsbc.com

Notes to editors:

1. The HSBC Defendants are: HSBC Securities Services (Ireland) Limited; HSBC Institutional Trust Services (Ireland) Limited: HSBC Holdings plc; and, subject to the granting of leave to effect a proposed pleading amendment, HSBC Bank USA, N.A.

HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 November, 2011